April 17, 2013

Terence O’Brien, Accounting Branch Chief

United States Securities and

    Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	M.D.C. Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed January 31, 2013
Response dated April 4, 2013
File No. 001-08951

Dear Mr. O’Brien:

We are providing this response to the comments contained in the Staff’s letter dated April 9, 2013 (the “Follow-Up Comment Letter”) to John M. Stephens, the Chief Financial Officer of M.D.C. Holdings, Inc., a Delaware corporation (the “Company”).

Response to Comment Letter

Our responses to your specific comments are below. For your convenience, we have restated them in italics and keyed our responses to the numbering and headings used in the Follow-Up Comment Letter.

22. Supplemental Guarantor Information, page F-41

Comment

1.

We note your response to comment 6 in our letter dated March 25, 2013. First, please tell us the form and the date the form was filed that includes the original indenture that discloses the terms of the guarantor subsidiary release provisions and any other conditions that a guarantor subsidiary must meet to be released from the guarantee. Second, please revise the draft disclosure you provided to clearly disclose the event or transaction that would need to occur for a guarantor subsidiary to be released. In this regard, we note that a guarantor “may be released from its guarantee so long as” the five listed conditions are met. However, it does not appear from the disclosures provided in the senior notes’ prospectuses that these are the conditions that would result in the release of a guarantee on their own.

Response:

The release of guarantees provision is Section 6.06(b) of the Supplemental Indenture for each class of Senior Notes that is outstanding. The table below identifies the form, and the date the form was filed, that includes each Supplemental Indenture along with its exhibit number from the Company’s 2012 Form 10-K.

Senior Notes	Form 8-K Exhibit	Date Form 8-K Filed	2012 Form 10-K Exhibit No.
5 3/8% Senior Notes due December 2014	Exhibit 10.3	October 7, 2004	Exhibit 4.2

5 3/8% Senior Notes due July 2015	Exhibit 10.3	October 7, 2004	Exhibit 4.2

5 5/8% Senior Notes due January 2020	Exhibit 4.1	January 15, 2010	Exhibit 4.8

6% Senior Notes due January 2043	Exhibit 4.1	January 10, 2013	Exhibit 4.10

The draft disclosure in our prior letter dated April 4, 2013 (now revised and set forth in the response to Comment 3 below), lists the five conditions described in Section 6.06(b) under which a Guarantor may be released. Upon satisfaction of those five conditions, and the delivery of an officer’s certificate and opinion of counsel, the guarantee will be automatically released. It is our understanding that these are the only conditions that must be satisfied to release a guarantor and there are no other events or transaction that would need to occur for a guarantor to be released. This disclosure is consistent with the disclosures in the Prospectus Supplements for each class of senior notes, specifically the Prospectus Supplements dated October 6, 2004 at page S-39 (filed October 6, 2004), dated January 12, 2010 at page S-38 (filed January 13, 2010) and dated January 7, 2013 at page S-22 (filed January 8, 2013).

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

April 17, 2013

We understand that an arrangement that permits a guarantor to opt out of its obligation during the term of the debt results in the guarantee not being full and unconditional. However, an indenture that provides for a subsidiary’s guarantee to be released automatically under “customary circumstances” does not disqualify the guarantee from being full and unconditional. Division of Corporate Finance, Financial Reporting Manual (“FRM”), Section 2510.5. We believe the conditions for the release of our subsidiary’s guarantee – all of which must be met – are “customary circumstances.” Among the examples FRM Section 2510.5 lists as customary circumstances is the following: “the subsidiary’s guarantee of other indebtedness is terminated or released.” A release of our subsidiary’s guarantee cannot occur unless the guarantor is released from indebtedness under all the senior notes and the Company’s base indenture dated as of December 3, 2002. This condition meets the express terms of the example set forth in FRM Section 2510.5

The revised disclosure we will include in our next periodic report is set forth in the response to Comment 3 below.

Comment

2.

We note your response to comment 7 in our letter dated March 25, 2013, in which you note that you intend to remove disclosure of the subsidiaries that are non-guarantors of the senior notes. Please confirm to us that all of the subsidiaries listed in Exhibit 21 and are not included in your draft disclosure included in your response to comment 6 are the non-guarantor subsidiaries. We note your list of subsidiaries that guarantee your senior notes versus those subsidiaries that do not guarantee your senior notes. However, there are 19 subsidiaries listed in Exhibit 21 to your Form 10-K that are not included on either list. In future filings, please reconcile these potentially conflicting statements and revise your disclosures, as appropriate.

Response:

This will confirm that Exhibit 21 lists all of the Company’s subsidiaries and that any subsidiaries listed in that exhibit, which are not identified in our disclosure as Guarantors, are non-guarantor subsidiaries.

Comment

3.

We note from your response to comment 9 in our letter dated March 25, 2013, that you identified an error in your condensed consolidating statements of cash flows for each period presented. Please provide us with a comprehensive analysis regarding the materiality of the error based on the guidance in ASC 250-10-S99-1. Please note that the condensed consolidating financial statements are provided in lieu of providing separate financial statements for each guarantor subsidiary and should be presented with the same diligence for compliance with US GAAP and Regulation S-X as your consolidated financial statements. As part of your response, please provide us with the disclosures you would provide in accordance with the guidance in ASC 250-10-50-7 – 50-10.

Response:

The Company acknowledges and confirms its understanding that the condensed consolidating financial statements must be presented with the same diligence for compliance with US GAAP and Regulation S-X as its consolidated financial statements. Accounting Standards Codification (“ASC”) topic 250-10-S99-1 notes the following concepts in regard to materiality:

•	A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.

•

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

•

Under governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

April 17, 2013

After consideration of the factors discussed in ASC 250-10-S99-1 above, we have concluded that the misstatement in presentation of cash flows from operating activities and financing activities in the MDC column in the supplemental condensed combining financial statements footnote is not material to the financial statements due to the qualitative factors discussed below. The Company acknowledges that this misstatement in presentation might be viewed as material from a quantitative standpoint viewed in the context of the parent only financial information, but as summarized above, management and the auditor should, and, in fact, must, consider qualitative factors in relation to the financial statements taken as a whole as well as quantitative factors. The Company believes it is well established that a quantitatively small misstatement can be considered material based on qualitative factors and, likewise, a quantitatively large misstatement can be considered immaterial based on qualitative factors. Following is a description of the qualitative factors that the Company considered in determining the misstatement is immaterial to the financial statements taken as a whole and that the supplemental condensed combining financial statements in footnote 22 do not need to be restated in the 2012 Form 10-K.

•	The misstatement in presentation has no impact on consolidated cash flows, either at the operating, financing or investing activities component level, or in consolidated total.

•

The misstatement in presentation has no impact on the balance sheet, statement of operations, or statement of stockholders equity, either at the consolidated level or at the supplemental condensed combining statement level in footnote 22.

•

The misstatement in presentation has no impact on the net change in cash in any of the MDC, Guarantor Subsidiaries, or Non-Guarantor Subsidiaries columns in the supplemental condensed combining financial statements in footnote 22.

•

We are not aware of any inquiries made from investors to Company officials regarding the “MDC” parent or “Eliminating Entries” columns in our guarantor footnote. We believe this further supports our conclusion that the information in its totality is accurately reported and that there is not a substantial likelihood that a reasonable person would consider this information important to their judgment in making investment decisions.

•

While the Company recognizes that misstatements should be evaluated in relation to the financial statements taken as a whole, the Company has also evaluated the misstatement in presentation from the perspective of the holders of our public senior notes for which the supplemental condensed combining financial statements are presented. Specifically, in accordance with Rule 3-10 of Regulation S-X, which addresses disclosures related to guarantors, we are required to include certain supplemental disclosures related to our guarantors of our public senior debt securities. We believe that the primary objective of providing these disclosures is to provide investors in our public debt securities with financial information regarding the guarantor and non-guarantor subsidiaries. The balance sheets, statements of operations, and statements of cash flows for the guarantor and non-guarantor subsidiaries are accurately presented and not impacted by this misstatement in presentation. Thus, it is management’s opinion, that the classification of the non-cash effect of Equity income (loss) of subsidiaries in the supplemental condensed combining statements of cash flows as either an eliminating entry (as presented in our filed 2012 Form 10-K) or netted as a reconciling non-cash item in the MDC parent column for operating cash flows would not have changed the judgment of a reasonable person or influenced the decision of an investor. In our opinion, with respect to the condensed consolidating financial statements, investors in our public debt securities are primarily interested in the financial position, operating results and cash flows of the guarantor and non-guarantor subsidiaries (to identify and distinguish assets that serve as support for the credit versus those that do not support the credit) and not necessarily the parent only information. The Company notes that the condensed consolidating financial statements are provided in lieu of providing separate financial statements for each guarantor subsidiary. In fact, under the general rule situation of Regulation S-X Rule 3-10(a), where full guarantor financial statements are provided, parent only information is not required, suggesting that this information is not as important to investors as information about the guarantor subsidiaries. In support of this viewpoint, the Company cites FRM Section 2500.1, which suggests the purpose of the disclosure is to “allow investors to determine the nature of the assets held by, and the operations and cash flows of, each of the guarantors” (emphasis added). Moreover, the Company confirms that there are no significant restrictions on the ability of the Company to obtain funds from our guarantor subsidiaries by dividend or loan.

Based on our analysis above, we have concluded that the presentation of eliminating the non-cash effect of equity income (loss) of subsidiaries in the “Eliminating Entries” column versus netting it in the “MDC” parent column (along with a corresponding change to Payments from (advances to) subsidiaries in the financing activities section) would not be material

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

April 17, 2013

to an investor in our public debt securities in understanding the financial position, results of operations or cash flows of the guarantor and non-guarantor subsidiaries for each period presented. Accordingly, we plan to revise the prior period amounts in the supplemental condensed combining statement of cash flows prospectively to reflect this presentation, beginning with the Company’s first quarter Form 10-Q for 2013. As previously indicated, the Company did evaluate the prior presentation and believed presentation of the Equity income (loss) of subsidiaries in the elimination column provided the reader with a sufficient understanding of the activity related to affiliates.

We have discussed this matter with our independent registered accounting firm and our auditors have informed us that they concur with the Company’s conclusion that this misstatement in presentation as immaterial and, accordingly, they concur with the Company’s conclusion that a restatement of the Company’s 2012 Form 10-K is not required and that the financial statements contained therein may continue to be relied upon.

In response to providing the Staff with the disclosures we would provide in accordance with the guidance in ASC 250-10-50-7—50-10, set forth below is illustrative disclosure that we plan to include in our first quarter 2013 Form 10-Q. The Company would also make similar disclosures in the second and third quarter Form 10-Q filings, as well as its 2013 Form 10-K with respect to the 2012 and 2011 fiscal years. In these filings, we will include in our Supplemental Guarantor Information footnote the following disclosure (new disclosure is indicated in bold text):

Supplemental Guarantor Information

Our senior notes are fully and unconditionally guaranteed on an unsecured basis, jointly and severally, by the following subsidiaries (collectively, the “Guarantors”), which are 100%-owned subsidiaries of the Company.

•	M.D.C. Land Corporation

•	RAH of Florida, Inc.

•	Richmond American Construction, Inc.

•	Richmond American Homes of Arizona, Inc.

•	Richmond American Homes of Colorado, Inc.

•	Richmond American Homes of Delaware, Inc.

•	Richmond American Homes of Florida, LP

•	Richmond American Homes of Illinois, Inc.

•	Richmond American Homes of Maryland, Inc.

•	Richmond American Homes of Nevada, Inc.

•	Richmond American Homes of New Jersey, Inc.

•	Richmond American Homes of Pennsylvania, Inc.

•	Richmond American Homes of Utah, Inc.

•	Richmond American Homes of Virginia, Inc.

•	Richmond American Homes of Washington, Inc.

The senior note indentures do not provide for a suspension of the guarantees, but do provide that any Guarantor may be released from its guarantee so long as (1) no default or event of default exists or would result from release of such guarantee, (2) the Guarantor being released has consolidated net worth of less than 5% of the Company’s consolidated net worth as of the end of the most recent fiscal quarter, (3) the Guarantors released from their guarantees in any year-end period comprise in the aggregate less than 10% (or 15% if and to the extent necessary to permit the cure of a default) of the Company’s consolidated net worth as of the end of the most recent fiscal quarter, (4) such release would not have a material adverse effect on the homebuilding business of the Company and its subsidiaries and (5) the Guarantor is released from its guarantee(s) under all Specified Indebtedness (other than by reason of payment under its guarantee of Specified Indebtedness). Upon delivery of an officers’ certificate and an opinion of counsel stating that all conditions precedent provided for in the indenture relating to such transactions have been complied with and the release is authorized, the guarantee will be automatically and

Terence O’Brien, Accounting Branch Chief

United States Securities and Exchange Commission

April 17, 2013

unconditionally released. “Specified Indebtedness” means indebtedness under the senior notes and the Company’s Indenture dated as of December 3, 2002, and any refinancing, extension, renewal or replacement of any of the foregoing.

We have determined that separate, full financial statements of the Guarantor Subsidiaries would not be material to investors and, accordingly, supplemental financial information for the Guarantor and Non-Guarantor Subsidiaries is presented below.

During the first quarter of 2013, the Company determined that it should have classified the non-cash impact of Equity income (loss) of subsidiaries as a non-cash reconciling item in the supplemental condensed combining statements of cash flows. As reported, the Company classified the non-cash Equity income (loss) of subsidiaries in the Net cash provided by (used in) operating activities in the MDC parent column (along with a corresponding elimination of this amount in the “Eliminating Entries” column). As revised, the non-cash Equity income (loss) of subsidiaries is classified as a non-cash reconciling item in the MDC parent column and this item is no longer reported as an eliminating entry in the Eliminating Entries column of the Supplemental Condensed Combining Statements of Cash Flows statements. This change in reporting has no impact on (a) the Net increase (decrease) in cash and cash equivalents column of the MDC column; (b) the previously reported consolidated Net cash provided by (used in) (i) operating activities, (ii) financing activities or (iii) investing activities; or (c) the total net increase (decrease) in cash and cash equivalents line items in the Consolidated MDC column. Further, this change in reporting had no impact on any amounts in the previously reported Supplemental Condensed Combining Balance Sheets or Statements of Operations.

Following is a reconciliation of the amounts previously reported to the reclassified amounts as stated in the following components of the Supplemental Condensed Combining Statements of Cash Flows for the three months ended March 31, 2012, and each of the years ended December 31, 2012, 2011 and 2010 (dollars in thousands).

MDC Column for Three Months Ended March 31, 2012	As Previously Reported	Reclassifications	As Reclassified
Net cash provided by (used in) operating activities	$(6,281)	$(7,705)	$(13,986)
Payments from (advances to) subsidiaries	$(32,908)	$7,705	$(25,203)
Net cash provided by (used in) financing activities	$(44,902)	$7,705	$(37,197)
Net increase (decrease) in cash and cash equivalents	$(53,568)	$0	$(53,568)

MDC Column for Year Ended December 31, 2012	As Previously Reported	Reclassifications	As Reclassified
Net cash provided by (used in) operating activities	$83,797	$(81,836)	$1,961
Payments from (advances to) subsidiaries	$(168,169)	$81,836	$(86,333)
Net cash provided by (used in) financing activities	$(248,460)	$81,836	$(166,624)
Net increase (decrease) in cash and cash equivalents	$(187,662)	$0	$(187,662)

MDC Column for Year Ended December 31, 2011	As Previously Reported	Reclassifications	As Reclassified
Net cash provided by (used in) operating activities	$(39,462)	$18,966	$(20,496)
Payments from (advances to) subsidiaries	$(44,961)	$(18,966)	$(63,927)
Net cash provided by (used in) financing activities	$(621,073)	$(18,966)	$(640,039)
Net increase (decrease) in cash and cash equivalents	$(221,469)	$0	$(221,469)

MDC Column for Year Ended December 31, 2010	As Previously Reported	Reclassifications	As Reclassified
Net cash provided by (used in) operating activities	$36,971	$28,647	$65,618
Payments from (advances to) subsidiaries	$(293,883)	$(28,647)	$(322,530)
Net cash provided by (used in) financing activities	$(98,682)	$(28,647)	$(127,329)
Net increase (decrease) in cash and cash equivalents	$(675,088)	$0	$(675,088)

If you would like to discuss any of the responses above or any other matter, please contact John Stephens at (303) 804-7714.

Sincerely,

/s/ John M. Stephens	/s/ Michael Touff

John M. Stephens	Michael Touff
Senior Vice President and	Senior Vice President and
Chief Financial Officer	General Counsel